As filed with the Securities and Exchange Commission on October 19, 2000.

                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                 and Rule 8f-1 Thereunder for Order Declaring
               that a Registered Investment Company has Ceased
                  to be an Investment Company under the Act

                          GLOBAL SMALL CAP FUND INC.
                               (Name of Applicant)

                              File No.: 811-7814
               (Securities and Exchange Commission File Number)


                               51 West 52nd Street
                        New York, New York 10019-6114
                   (Address of Principal Executive Office)




                 Copies of all Communications and Orders to:

Dianne E. O'Donnell, Esq.                       Arthur J. Brown, Esq.
Mitchell Hutchins Asset Management Inc.         Kirkpatrick & Lockhart LLP
1285 Avenue of the Americas                     1800 Massachusetts Avenue, N.W.
New York, New York 10019-6028                   Washington, D.C.  20036-1800




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I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [x]   Merger
      [ ]   Liquidation
      [ ]   Abandonment of Registration
            (Note:  Abandonments of Registration answer ONLY questions 1 through
            15, 24 and 25 of this form and complete  verification  at the end of the form.)
      [ ]   Election of status as a Business Development Company
            (Note:  Business  Development  Companies  answer  only  questions  1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Global Small Cap Fund Inc.

3.    Securities and Exchange Commission File No.: 811-7814

4.    Is this an initial Form  N-8F or  an amendment to a previously  filed Form
      N-8F?

      [x]   Initial Application     [  ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      51 West 52nd Street
      New York, New York 10019-6114


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Dianne E. O'Donnell
      1285 Avenue of the Americas
      New York, New York 10019-6028
      (202) 713 2712

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Mitchell Hutchins Asset Management Inc.
      51 West 52nd Street
      New York, New York 10019-6114
      (202) 882 5000


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      NOTE:  ONCE  DEREGISTERED,  A FUND IS STILL  REQUIRED  TO  MAINTAIN  AND
      PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

            [x]   Management company;
            [ ]   Unit investment trust; or
            [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [  ]  Open-end          [x]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

      The fund was organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Mitchell Hutchins Asset Management Inc., the fund's investment adviser from the fund's inception until the fund's reorganization into PaineWebber Global Equity Fund on January 28, 2000, is located at 51 West 52nd Street, New York, New York 10019-6114. GE Asset Management Incorporated, the fund's investment sub-adviser from March 26, 1995 until the fund's reorganization into PaineWebber Global Equity Fund on January 28, 2000, is located at 3003 Summer Street, Stamford, Connecticut 06904. Prior to March 26, 1995 the fund did not have an investment sub-adviser.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      None.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es):

      (b) Trustee's name(s) and address(es):

      Not applicable.

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14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [  ]  Yes   [x]  No

      If Yes, for each UIT state:
      Name(s):
      File No.:  811-______
      Business Address:

      Not applicable.

15.   (a)   Did the fund obtain approval from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes    [  ]  No

            If Yes, state the date on which the board vote took place: September 9, 1999.

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes    [  ]  No

            If Yes,  state the date on which the  shareholder  vote took  place:
            January 14, 2000.

            If No, explain:


II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x]  Yes    [  ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions: January 27, 2000.

      (b)   Were the distributions made on the basis of net assets?

            [x]  Yes    [  ]  No

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      (c)   Were the distributions made PRO RATA based on share ownership?

            [x]  Yes    [  ]  No

      (d)   Not applicable.

      (e)   Not applicable.

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

            [  ]  Yes   [x]  No

      If  Yes,   describe   the  method  of   calculating   payments  to  senior
      securityholders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [x]  Yes    [  ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?
      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [  ]  Yes   [x]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

            [  ] Yes    [x] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)   Why has the fund retained the remaining assets?

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      (c)   Will the remaining assets be invested in securities?

            [  ] Yes          [  ] No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

            [  ] Yes          [x] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:
            (i)   Legal expenses:                               $204,000
                                                            ------------
            (ii)  Accounting expenses:                          $  5,500
                                                            ------------

            (iii) Other expenses (list and identify separately):
                        Printing:                               $ 25,000
                        Proxy solicitation:                     $ 16,000
                        Proxy mailing:                          $    400
                        Shareholder meeting:                    $  6,000
                                                            ------------

            (iv)  Total expenses (sum of lines (i)-(iii)
                  above):                                       $256,900
                                                            ------------


      (b)   How were those expenses allocated?

            To the fund.

      (c)   Who paid those expenses?

            The fund paid $256,900.

      (d)   How did the fund pay for unamortized expenses (if any)?

            Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [  ] Yes          [x] No

      If Yes, cite the release numbers of the Commission's  notice and order or,

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      if no  notice  or order  has been  issued,  the file  number  and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [  ] Yes          [x] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [  ] Yes          [x] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State   the  name  of  the  fund   surviving   the   Merger:
            PaineWebber   Global   Equity  Fund,   a  series  of   PaineWebber
            Investment Trust, a Massachusetts business trust.

      (b)   State  the  Investment   Company  Act  file  number  of  the  fund
            surviving the Merger:  File No. 811-6292.

      (c) If the merger or reorganization agreement has been filed with the Commission, state the number(s), form type used and date the agreement was filed: File No. 333-89253, Form N-14, filed on October 18, 1999.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

      The  undersigned   states  that  (i)  she  has  executed  this  Form  N-8F
application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Global Small Cap Fund Inc., (ii) she is the Vice President and Secretary of Global Small Cap Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

Date: October 18, 2000                          /s/ Dianne E. O'Donnell
                                                -----------------------------
                                                Dianne E. O'Donnell
                                                Vice President and Secretary
                                                Global Small Cap Fund Inc.







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